

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Susan Patschak
Canopius Holdings Bermuda Limited
Atlantic House, 11 Par-La-Ville Road
Hamilton HM11 Bermuda

> **Re: Canopius Holdings Bermuda Limited**
> **Registration Statement on Form S-4**
> **Filed August 31, 2012**
> **File No. 333-183661**

Dear Ms. Patschak:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Tower Group is a reporting company subject to the requirements of the Securities Exchange Act of 1934. As such, you should respond to the comments in this letter that apply to the disclosure included in Tower's Form 10-K and Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response. A few examples of disclosure that is required to be included in your registration statement and your Form 10-K or Form 10-Q include Business section, Risk Factors, Director and Officer disclosure, MD&A and Financial Statements and the notes thereto. Please review the requirements of Forms 10-K and 10-Q for a detailed list of the required disclosure as compared to Form S-4.

Prospectus Cover Page

2. Given that your conversion ratio is a formula based on values that will not be determined until after the completion of the solicitation, please state on your cover page that

stockholders will not know at the time of the vote the number of shares that they will receive as merger consideration. Disclose when the conversion ratio will be known. Further, please revise your disclosure to indicate a range of total shares that may be issued to Tower stockholders based on the conversion ratio and your representation that Tower will not consummate the transaction if the ownership percentage in Tower Ltd. is less than 70 percent or greater than 80 percent. In this regard, the percentage range of Tower stockholders' potential ownership of Tower Ltd. as provided is an insufficient indication of the potential merger consideration to be received by Tower stockholders.

Questions and Answers About the Merger and the Special Meeting, page 1

 "Will a proxy solicitor be used?", page 10

3. Please note that you are required to file with the Commission any written instructions, scripts and outlines that will be used by any person that solicits proxies on behalf of the company through personal interview, or telephone, and all other soliciting material that will be furnished to the security holders of Tower.

Summary, page 11

4. Please expand your disclosure to include a discussion of the most material uncertainties, risks, and potential negative factors related to the transactions contemplated by the merger agreement. To ensure a balanced presentation of risks and potential benefits of the merger, please include this information directly following your discussion of Tower's reasons for the merger in the Summary at page 15 and in the Question and Answer Section at page 3.

The Companies, page 11

5. Please include Omega and its relationship within the Canopius Group in your description of Canopius Bermuda.

Master Transaction Agreement, page 13

6. Please indicate whether Tower will maintain its investment interest and 10.7% ownership stake in Canopius Group following the Restructuring, Third Party Sale and Merger.

Restructuring, page 11

7. Please expand your disclosure to provide additional details that more clearly describe and summarize the retained business and the transferred assets. The description should sufficiently identify the retained business such that stockholders may evaluate their value as part of the combined assets of Tower Ltd. and consider them in light of the disclosure

of the reasons for the merger. Please clearly indicate that CBL will constitute part of the retained business and Syndicate 4444 will not.

8. Please include a cross reference to your discussion of the Restructuring on page 72.

Third Party Sale, page 13

9. Please confirm that you will identify the third party investors prior to seeking effectiveness of the registration statement. Since the third party investors will own 20 percent of the outstanding shares of Tower Ltd., the identity of these purchasers is material to Tower stockholders. In an appropriate section of your prospectus, please also identify the exemption form the Securities Act that you will rely upon to conduct this offering of securities.

The Merger, page 13

10. Please expand your disclosure to indicate that the stock conversion number, the adjusted Canopius Bermuda price per share and the target TNAV amount will not be known at the time of the stockholder vote and indicate when each value will be determined.

11. As discussed in comment 1 above, please revise your disclosure here to provide a range of total shares that may be issued to Tower shareholders based on the conversion ratio and your representation that Tower will not consummate the transaction if the ownership percentage in Tower Ltd. is less than 70 percent or greater than 80 percent. Revise your disclosure to make corresponding changes throughout the filing.

Recommendations of Tower's Board of Directors, page 15

12. Please disclose if the approval of the Board of Directors was unanimous.

Opinion of Tower's Financial Advisor, page 15

13. Please advise us as to the status of the opinion of the financial advisor and when you believe such opinion will be obtained.

Risk Factors, page 20

14. It is not appropriate to warn stockholders about risks that are not described in the prospectus. Please delete the statement relating to risks that you do not know about or you believe to be immaterial.

15. Please include a separate risk factor highlighting the fact that Tower's stockholders will not know the amount of consideration they will receive as consideration prior to voting

on the merger as a result of the variables involved in calculating the applicable conversion ratio.

16. Please include a risk factor describing the uncertainties of current tax laws that are set to expire at the end of the year and the potential risks to stockholders if the merger is not consummated before year end and current tax rates are not extended.

"Conversion of the convertible notes may dilute the ownership interest…," page 23

17. Please describe the circumstances in which Tower may elect to convert outstanding convertible notes using common stock in lieu of cash.

Caution Note Regarding Forward-Looking Statements, page 32

18. We note the statement that the joint proxy statement/prospectus include forward looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. As Canopius Bermuda is not currently a reporting company, it is not eligible for the safe harbor. Please revise your disclosure to clarify that the safe harbor does not apply to forward looking statements relating to Canopius Bermuda.

The Merger, page 33

19. Please disclose the business and tax reason reasons for the complex structure of this merger, including the following:

- the assets and business that Canopius Bermuda intends to own after the restructuring;
- the dividends paid to Tower shareholders;
- the economic concessions to third party investors in the form of a negotiated investment discount to the fair value of Tower's common stock; and
- how the investment discount of Tower's common stock will be negotiated at arm's length negotiations with third party investors.

Master Transaction Agreement, page 33

20. Please identify the exercise fee associated with Tower's exercise of the merger right.

21. Please clarify how the acquisition of Omega related to Tower's entry into the MTA and subsequent exercise of the merger right. Please also explain it why Canopius' acquisition of Omega was initially a condition to Tower's exercise of the merger right, and why such condition was waived. Please also revise your exhibit index to incorporate by reference a copy of the letter of agreement in which this condition was waived as an exhibit to Form S-4.

22. Please indicate whether the SPS Transactions Right and the Acquisition Right survive the exercise of the Merger Right and tell us whether it is necessary for Tower to exercise its SPS Transaction Right and Acquisition Right in order to achieve its business expansion goals. If so, please disclose when Tower expects to exercise the SPS Transaction Right and the Acquisition Right and the costs of exercising these rights.

23. Please clarify whether the Merger will result directly in the access to the Lloyd's syndicate you describe on page 46 in Tower's Reasons for the Merger since Syndicate 4444 does not appear to comprise part of the retained business. Please expand your disclosure to clarify whether Tower Ltd. will access the Lloyd's syndicate through Syndicate 4444, relationships with other Canopius affiliates or through a new entity created or acquired pursuant to the above referenced rights following consummation of the Merger.

The Merger, page 36

24. Please include an organizational chart showing the structure of Canopius Bermuda prior to the merger. The chart should also indicate any subsidiaries that will comprise part of the retained business.

Merger Consideration, page 36

25. As is clear from your disclosure, there are many currently undeterminable variables that will determine the conversion ratio and consideration to be received by Tower stockholders. Your disclosure does not sufficiently describe or specify how such variables will be determined or the factors that will influence certain variables such that a stockholder may evaluate the reasonability of the illustrative examples provided on page 39 and ultimately, the valuation of particular variables in order to consider the adequacy of the proposed merger consideration. Please expand your disclosure to more fully describe how the inputs to the conversion ratio formula will be determined, including, without limitation, factors that may influence their value, an evaluation of the volatility of such inputs as compared to the illustrative examples provided and the relationships between any of the inputs, as applicable. For example:
    * With respect to the target TNAV, describe how Tower will determine this amount and factors it will consider in setting this value. To the extent that target TNAV is related to values included in the June 30, 2012 financial statements of Canopius Bermuda, please so indicate. You disclose in footnote 2 to the illustrative examples on page 39 that "the target TNAV amount in Example 1 and Example 2 is adjusted to reflect the change in Tower share price." Please explain further this relationship and specify how the Tower share price will influence the determination of the target TNAV.
    * With respect to the value of the retained business, an input in the determination of Adjusted Canopius Bermuda price per share, please describe your expectations with

respect to the nature and value of the retained assets and the expected volatility as compared to the value set forth in the illustrative examples on page 39.

Please include additional explanation and disclosure to the footnotes to the illustrative examples on page 39 to reflect the expanded disclosure as appropriate.

TVAV Adjustment Mechanism, page 37

26. Please disclose the factors to be considered in determining the holdback amount of excess capital with respect to the pre-closing dividend.

Illustrative Examples of Stock Conversion Number, page 39

27. Since August 1, 2012, Tower's stock price has ranged between $17.78 and 19.56. Please tell us why you believe that an illustration of Tower's stock price at $21.00 and $24.00 is meaningful.

28. 5% of target TNAV amount and the value of the retained business does not equal the amounts indicated for aggregate amount of the placement fees received by the placement agents in connection with the third party sale. Similarly, 5% of target TNAV amount, the value of the retained business, and aggregate amount of the placement fees received by the placement agents in connection with the third party sale does not equal the amounts indicated for the assumed illustrative investment discount for third party investors. Please explain the difference.

Background of the Transaction, page 42

29. Please provide subheadings to divide your discussion between the negotiation of the MTA and the negotiations surrounding exercise of the merger right and execution of the merger agreement.

30. We note that the Tower's representative engaged in a series of discussions and negotiations with representatives of Canopius. Your description of these discussions and deliberations as currently provided is vague. You should describe in greater detail the nature and substance of the deliberations conducted at meetings, including what specific matters were discussed and what conclusions were reached. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of the proposed transaction evolved during the course of discussions. For example, please discuss the following:

- The specific items discussed in the February 2, 2012 discussion;
- The "certain financial and investor information" provided to Tower on February 8, 2012;
- The proposed mechanics identified in the February 20, 2012 discussion via email;

- The terms of the preliminary term sheet circulated on February 21, 2012;
- The terms of the investment discussed on February 22, 2012;
- The "certain information" provided by Canopius to Tower between February 22 and February 24, 2012;
- The items discussed in relation to the MTA and investment agreement discussed on March 14, March 15, and March 29, 2012;
- The amount of the potential increase in investment discussed on April 13, 2012;
- The specific terms negotiated between April 13 and April 23, 2012;
- The items discussed at the meeting of the Tower Board of Directors on July 23, 2012;
- The issues related to restructuring and the merger agreement discussed on July 24, and July 26, 2012; and
- The items discussed during the conference call with the Board of Directors of Tower prior to approval of the merger agreement.

31. Please identify the majority shareholder of Canopius as referred to in the February 1, 2012 discussion.

32. In instances where you have stated that representatives, advisors, members of the management team, outside legal counsel and/or financial advisers participated in meetings, please revise to identify these parties by name.

33. Please describe the other two business combination candidates referenced in this section and the nature of the proposed transaction. Please also explain why you determined not to pursue further discussions with these parties.

34. Please explain how the formula for determining the merger consideration was determined by Tower and Canopius. Please disclose the terms as initially proposed and describe changes to the terms during the course of the negotiations.

Tower's Reasons for the Merger and Recommendation of Tower's Board of Directors, page 46

35. We note that the board considered that the merger will create a more efficient international holding company structure. Please expand your disclosure to describe the efficiencies associated with the holding company structure and expand your discussion of the reasons for pursuing this structure.

36. We note the statement by Bill Hitselberger in Tower's July 31 conference call that that the merger will provide an efficient source of capital to support your business expansion. Please expand your disclosure with respect to this statement to the extent that it relates to the Tower Board of Directors' consideration of "improved profitability and financial strength."

37. Provide further detail with regard to your disclosure that Bermuda will provide Tower with a better business platform to grow its existing and newly created business.

38. You disclose that the merger improves the profitability of new assumed reinsurance business from insurance companies in the U.S. and Lloyd's syndicates. Please describe how the merger improves the profitability of new assumed reinsurance business from an operating, regulatory and tax perspective. Please also disclose why the merger improves the profitability of new assumed reinsurance business in light of the decline in premiums earned from $662 million in 2009 to $454 million in 2011, the declining demand for reinsurance due to increased retentions by cedants that you cited under risk factors on page 24, the double-digit net loss incurred by Canopius Holdings in 2011 and the numerous uncertainties, risks and potentially negative factors cited on pages 47 and 48.

39. We note Michael Lee's statement in Tower's July 31 conference call that the transaction will restore CastlePoint's original domicile states as a Bermudian company which likely will result in a significant tax benefit. Please expand your disclosure to address these more specific considerations to the extent that they were considered by the Tower Board of Directors.

40. Please discuss the specific tax benefits conveyed by Tower Ltd.'s incorporation and tax residence in Bermuda.

41. Please discuss the potential alternatives to the merger considered by Tower's Board of Directors.

42. Please specifically state that an opinion of a financial advisor with respect to the fairness of the merger consideration was not considered by the Tower Board of Directors in its decision to approve the Merger on the terms of the merger agreement.

Canopius Bermuda's Reasons for the Merger, page 48

43. Please revise your disclosure to explain how Canopius' acquisition of Omega permits Canopius to "monetize it investment in Canopius Bermuda" because it has a Bermuda-domiciled insurance company available for sale. In particular, please explain why Canopius acquired Omega when it already owned CBL, a Bermuda-domiciled reinsurance company.

The Restructuring, page 72

Retrocession and Novation Transactions, page 73

44. Please confirm that you will file the amendments to each of the Quota Share Agreements entered into in connection with the restructuring.

45. Please define retrocession similarly to the definition provided on page 22 of the Tower Form 10-K for the fiscal year ended December 31, 2011.

Selected Historical Financial Data of Canopius Bermuda, page 91

46. Please provide a note to explain why you present certain information for the fiscal year ended December 31, 2009, 2008, and 2007 on an unaudited basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Canopius Holdings Bermuda Limited, page 93

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011, page 95

47. Please expand your disclosure to explain the decrease in business and quota share interests in Syndicate 4444. Please include similar discussion for the comparison of fiscal year 2011 and 2010.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 95

48. Net investment income decreased from $30.5 million in 2010 to $1.1 million in 2011. Please revise your disclosure to clarify why interest income on funds withheld decreased from $24 million in 2010 to $8.4 million in 2011 and the investments in funds on which you incurred losses in 2011 compared to 2010 and the specific factors that contributed to these investment losses.

Liquidity and Capital Resources, page 98

49. Please disclose the business reasons for the $100 million loan from the Company to Canopius in April 2012 given Canopius consistent operating cash flows with the prior interim period and the apparent absence of any significant obligations. Please also disclose whether this related party loan was negotiated and entered into as part of the merger transaction with Tower.

Quantitative and Qualitative Disclosures about Market Risk, page 102

50. You disclose on page 96 that the decrease in investment income in 2011 is due to a decision to diversify your portfolio risk and increase portfolio risks in pursuit of higher incomes but that continued uncertainty around the Eurozone and the general flight to safety to non-eurozone sovereign debt limited investment performance. Please disclose the credit risks, equity risks and interest rate risks of these higher risk investments. Please also disclose your diversification strategy and your exposure to investment losses due to a rise in interest rates and increase in credit spreads and credit risks with respect to your corporate securities and Other Investments.

51. Please expand you disclosure to include a discussion of exchange rate risk.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 103

52. Please disclose why you determined that Tower is the accounting acquirer given that it is a public operating company and that Canopius is the legal acquirer given it status as a private operating company.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 2 – Canopius Bermuda Restructuring, page 108

53. You state that Canopius Bermuda will continue to own certain business and assets to be identified by the parties. Please revise your disclosure to describe the business and assets that may be retained by Canopius Bermuda, other than those business to be transferred through retrocession and the assets currently held by CUBL.

54. Please revise your disclosure to explain how each restructuring amounts indicated on the pro forma balance sheet and income statements are calculated and ensure that each of those adjustments reconcile to your disclosure. Please be sure to identify the reasons for the pro forma adjustments to loans receivable from parent and retained earnings which are currently omitted from your disclosures.

Note 3 – Summary Accumulation of Other Pro Forma Adjustments, page 109

55. Please tell us why you assume a pro forma income tax rate of 35% in T when you appear to have structured this merger to achieve tax exempt status in Bermuda based on disclosures on pages 57 to 66.

Note 8 – Commutation of Tower Reinsurance of Syndicate 444, page 114

56. Your disclosures on page 72 appear to indicate that a significant portion of risks relating to Syndicate 4444 will be transferred to Canopius through retrocession. Please disclose how your adjustment amounts reflect this transfer of risks.

The Business of Canopius Bermuda, page 119

57. Please tell us why you did not disclose a 10-year-table of loss reserves, adjustments and payments as required under the Industry Guide 6.

Management and Other Information of Tower Ltd., page 125

58. Please indicate the current principal occupation or employment for Mr. William W. Fox, Jr., Mr. William A. Robbie and Mr. Jan R. Van Gorder or indicate when each retired, if applicable.

Consolidated Statements of Cash Flows, page F-6

59. Please tell us why you have classified restricted cash and cash equivalents as cash flows from investing activities. Based on your disclosures on page F-8 that restricted cash includes amounts held by Lloyd's premium and members' trust funds and collateral bank accounts it appears that the restricted cash balance fluctuates based on cash flows generated from operating activities.

Note 2 – Accounting Policies and Basis of Presentation
Reinsurance Balances Receivable, page F-9

60. You disclose that premiums due are held in trust for the settlement of claims. Please disclose whether a right of offset exists between reinsurance balances receivable and loss and loss expense reserves in accordance with ASC 944-20-55-2.

Note 11 – Commitments and Contingencies, page F-18

61. You state on page 123 that "there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business." Please revise your disclosure to describe all material litigations and their estimated losses here.

Annexes

62. We note that the Master Transaction Agreement included as Annex B to the proxy statement/prospectus omits Exhibit A, the Investment Agreement, and Exhibit D, the Offer Announcement. Please amend your registration statement to file a full copy of the Master Transaction Agreement including all exhibits thereto.

Exhibits

63. Please obtain a consent from your accountant for your use of its review report in accordance with Item 601(B)(15) of Regulation S-K.

Tower Group's Form10-K for the Fiscal Year Ended December 31, 2011

Note 2 – Accounting Policies and Basis of Presentation
Accounting Policies, page F-8

64. Please revise your disclosure to describe the types of items that are included in "other assets" and "other liabilities." In addition, separately quantify the types of items that are included under "other assets" and "other liabilities" to the extent these items individually exceed five percent of total assets or liabilities, respectively, in accordance with Rule 5-02 of Regulation S-X.

Note 3 – Acquisitions
NAV PAC Division of Navigators Group, Inc., page F-16

65. Please revise your disclosure to quantify the consideration for the acquisition of NAV PAC.

Note 5 – Investments
Unrealized Losses, page F-24

66. You state on page F-25 that you do not intend to sell your fixed maturity securities and equity securities until their original cost is recovered. You also disclosed in your December 31, 2010 that you had the intent and ability to hold until the temporary impairments are recovered. Please revise your disclosure to explain the facts and circumstances that resulted in the sale of these securities at a loss during 2011 and 2010. Please also explain why you continue to believe that you will not sell your investments until their original cost is recovered in light of these transactions.

Note 12 – Debt
Convertible Senior Notes, age F-39

67. Please revise your disclosure to describe the events that will trigger the conversion price adjustment and how it will be adjusted. In addition, please provide an analysis under ASC 815-40-15-7 to support your equity accounting.

Convertible Senior Notes Hedge and Warrant Transactions, page F-39

68. Please provide an analysis that supports your equity accounting of the Notes Hedges, including whether they meet the definition of a derivative under ASC 815-10-15-83.

69. Please revise your disclosure to describe the events that will trigger the anti-dilution adjustments for your warrant's exercise price and how it will be adjusted. In addition, please provide an analysis under ASC 815-40-15-7 to support your equity accounting.

Tower Group's Form 10-Q for the Quarterly Period Ended March 31, 2012
Notes to Consolidated Financial Statements
Note 2 – Accounting Policies and Basis of Presentation
Reclassification and Adjustments, page 6

70. Please provide us an analysis that supports your conclusion that no restatement of prior quarterly or annual financial statements was necessary for out of period adjustment that decreased income tax expense and increased net income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact (Staff Accountant) at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Bryan Pitko, Staff Attorney, at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Via E-mail

Joseph L. Seiler III
Brinker Biddle & Reath LLP